Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W.

Suite 500

Washington, D.C. 20036

(202) 822-9611

August 17, 2018

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: NexPoint Healthcare Opportunities Fund (the “Registrant”) – Form N-2

File Nos.: 333-209932 and 811-23144

Dear Sir or Madam:

Please accept for filing Post-Effective Amendment No. 4/Amendment No. 7 (the “Amendment”) to the Registrant’s Registration Statement on Form N-2 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940. Pursuant to Rule 486(b) under the 1933 Act, the Registrant proposes that the Amendment go effective on August 21, 2018.

The Amendment is being filed pursuant to Rule 486(b) under the 1933 Act in order to include changes in response to comments received from the staff of the Securities and Exchange Commission, update certain financial information and make certain other non-material changes with respect to the Registrant.

As required under Rule 486(b), and as counsel for Registrant, the undersigned represents that the enclosed Post-Effective Amendment No. 4 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 486(b) under the Securities Act of 1933.

If you have any questions or comments regarding this filing, please telephone me at (202) 419-8402, or in my absence, please contact, Eric Purple at (202) 507-5154.

Very truly yours,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman